FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Nine Month Period Ended September 30, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO reports first nine months 2005 results: Net profit attributable to shareholders up 18.4% compared with first nine months of 2004”, dated October 31, 2005.
2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS for Nine Months Period Ended September 30, 2005

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 31, 2005	By:	/s/ R.W.J. Groenink

		Name:	Mr. R.W.J. Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

ITEM 1.
Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 31 October 2005

ABN AMRO reports first nine months 2005 results:
Net profit attributable to shareholders up 18.4% compared with first nine months of 2004

First nine months 2005 performance (compared with first nine months 2004)
➢	Total operating income up (+15.0%) due to continued strong organic growth in our mid-market franchises
➢	Strong growth in operating result (+28.1%) mainly driven by our consumer and commercial businesses
➢	Provisions lower (-19.6%) reflecting the high quality of the loan portfolio
➢	Net operating profit up (+36.4%)
➢	Net profit attributable to shareholders increased (+18.4%)

Third quarter 2005 performance (compared with second quarter 2005)
➢	Total operating income up (+9.9%) as a result of continued growth from our consumer and commercial businesses, an improved performance of WCS, as well as proceeds from the sale of Real Seguros and of Nachenius, Tjeenk & Co
➢	Limited increase in operating expenses (+2.4%)
➢	Strong growth operating result (+27.8%) driven by a significant improvement across almost all BUs
➢	Provisions up (+EUR 138 mln) due to a higher allowance for incurred but not identified loan losses
➢	Net profit attributable to shareholders increased (+22.0%)

Chairman's Statement
“The Group’s performance in the first nine months of the year was good and was underpinned by strong organic growth of our consumer and commercial client revenues in our mid-market franchises in Brazil, North America, the Netherlands and Asia. The recently announced changes in our governance structure, which further align our organisation with our mid-market strategy, will ensure the availability of our global product capabilities and our international network to all our mid-market clients, driving further growth in revenues from these clients. The organisational alignment, in combination with the intended acquisition of Banca Antonveneta, will enhance our solid platform for sustainable profitable growth.”

“Given the very good results in the third quarter, we now expect our net profit (excluding incidental items such as the proceeds from the sale of Real Seguros and Nachenius, Tjeenk & Co) for the second half of 2005 to be at least the same as the first half net profit of EUR 1,882 mln.”

Key figures Group results third quarter 2005

(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Operating result	1,820	1,424	27.8	28.9	1,064	71.1	74.3	4,599	3,589	28.1	30.0
Provisioning	200	62	222.6	213.4	138	44.9	31.1	361	449	(19.6)	(29.4)
Operating profit before tax	1,620	1,362	18.9	20.5	926	74.9	80.7	4,238	3,140	35.0	38.5
Net operating profit	1,208	994	21.5	24.9	637	89.6	98.0	3,122	2,289	36.4	42.1
Profit for the period	1,208	994	21.5	24.9	912	32.5	38.3	3,122	2,671	16.9	21.8
Net profit attributable to shareholders	1,204	987	22.0	25.3	892	35.0	40.8	3,086	2,606	18.4	23.4
Earnings per share (euros)	0.65	0.54	20.4		0.54	20.4		1.73	1.58	9.5
Efficiency ratio	65.7%	70.5%			74.0%			68.5%	71.7%
(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change	30 Sep 05	31 Dec 04	% change

(in billions of euros)
Total assets	899.3	855.7	5.1	899.3	727.7	23.6
Group capital	42.3	41.6	1.7	42.3	33.2	27.4
Risk-weighted assets	272.4	259.9	4.8	272.4	231.6	17.6
Core tier 1 ratio	7.64%	7.51%		7.64%	6.32%
BIS tier 1 ratio	9.67%	9.63%		9.67%	8.46%
BIS capital ratio	12.36%	12.45%		12.36%	11.06%

ABN AMRO Group
(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	2,486	2,260	10.0	8.1	2,436	2.1	(0.7)	6,986	6,728	3.8	3.1
Net commissions	1,271	1,126	12.9	11.4	1,115	14.0	10.8	3,464	3,359	3.1	2.0
Net trading	457	571	(20.0)	(19.5)	229	99.6	99.4	1,414	1,028	37.5	38.6
Results from fin. transactions	445	468	(4.9)	0.7	28			1,310	651	101.2	103.4
Results from equity holdings	68	81	(16.0)	(18.0)	35	94.3	86.0	229	105	118.1	113.4
Other operating income	581	324	79.3	79.5	251	131.5	137.2	1,186	816	45.3	46.7

Total operating income	5,308	4,830	9.9	9.2	4,094	29.7	27.9	14,589	12,687	15.0	14.5
Total operating expenses	3,488	3,406	2.4	1.0	3,030	15.1	11.7	9,990	9,098	9.8	8.4

Operating result	1,820	1,424	27.8	28.9	1,064	71.1	74.3	4,599	3,589	28.1	30.0

Efficiency ratio	65.7%	70.5%			74.0%			68.5%	71.7%

(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)

Financial summary

As of the third quarter 2005 press release, according to IFRS, we now report on:

  Net operating profit, represents the (net of tax) result of current operations, thereby excluding the (net of tax) result of the previous year's discontinued operations.
  Profit for the period, represents the net operating profit including the (net of tax) results of previous year's discontinued operations and including minority interests.
  Net profit attributable to ABN AMRO shareholders, represents the profit for the period, which can be distributed to the common shareholders of ABN AMRO, i.e. excluding the amount of minority interests. The net profit attributable to ABN AMRO shareholders is used for earnings per share calculations.

In the tables for the (Strategic) Business Units we report on net operating profit unless there are results from discontinued operations, in which case we also report on profit for the period. The net profit attributable to ABN AMRO shareholders is only reported at a Group level. We have adjusted the previous quarters accordingly.

First nine months 2005 compared with first nine months 2004

  Total operating income increased by 15.0%, mainly due to continued strong organic growth in the Consumer & Commercial Clients (C&CC) Strategic Business Unit (SBU). All Business Units (BUs) of C&CC have had double-digit revenue growth so far this year. This is in line with developments over the past year in which C&CC’s activities have continued to grow strongly, in particular in Brazil, the Netherlands and Asia. The BU Brazil’s retail loan portfolio remained the main growth driver, expanding 30.5% in the first nine months of the year. The BU Netherlands (BU NL) benefited from volume growth in consumer loans and savings as well as a high level of mortgage prepayment penalties. The BU New Growth Markets (BU NGM) revenues in Asia grew strongly, driven by the success of the credit card business and the Van Gogh Preferred Banking activities. We expect this trend in revenue growth of our mid-market franchises to continue in the fourth quarter. In addition, all other (S)BUs, with the exception of the BU Private Equity, reported solid top-line growth, which led to a further improvement in the quality of our income.

  Against the background of 15.0% growth in operating income, total operating expenses were up 9.8%. Costs in all (S)BUs increased, especially in C&CC, Wholesale Clients (WCS) and Group Functions. The increase in C&CC was mainly caused by costs related to the Collective Labour Agreements (CLAs) in the BU NL and BU Brazil, partly of a one-off nature, as well as the appreciation of the Brazilian real. Additionally, we continued to invest in our Asian operations in the BU NGM, in the form of opening branches and marketing campaigns. The increase in expenses in WCS was mainly the result of higher IT expenses on the back of several large development projects and higher bonus accruals. The increase in expenses in Group Functions was due to greater expenditure on compliance and IT projects.

  The operating result increased strongly, mainly due to the growth in C&CC, which improved its operating result by 42.6%. This improvement was driven by the growth of the BU Brazil, BU North America (BU NA), BU NL, BU NGM and the EUR 229 mln gain on the sale of Real Seguros.

  Provisioning was substantially lower due to the net release of provisions in WCS as well as a much reduced level of provisioning in the BU NA, reflecting the high quality of the loan portfolio.

  Net operating profit was up in all (S)BUs (except for the BU Private Equity), which underlines the organic growth capabilities of the Group.

  Return on equity for the first nine months of the year was 23.2%, despite being negatively impacted by the EUR 2.5 bln increase in equity as a result of the pre-funding of the intended acquisition of Banca Antonveneta.

Third quarter 2005 compared with second quarter 2005

  Total operating income grew strongly due to continued growth of the consumer and commercial banking activities, an improved performance of WCS, as well as proceeds from the sale of Real Seguros in the BU Brazil and of Nachenius, Tjeenk & Co in the BU Private Clients. All C&CC BUs grew their operating income, except for the BU NL, with especially good performances by the BU NA and BU Brazil. The BU NA’s income grew on the back of lower hedging costs and another strong quarter in commercial banking, while the BU Brazil benefited from better Treasury results and the continued growth of its retail loan portfolio. Adjusted for the absence of the EUR 57 mln incidental interest income that was reported in the second quarter, the operating income in the BU NL was flat. Operating income at WCS increased as a result of an improved performance of the Fixed Income and Equities activities. Excluding the sale proceeds of Real Seguros (EUR 229 mln) and Nachenius, Tjeenk & Co (EUR 38 mln), which were booked in other operating income, the increase in total operating income was 4.0%.

  Total operating expenses were well controlled across all (S)BUs. At constant exchange rates, the cost increase was 1.0%. Lower costs in the BU NL and Group Functions were offset by higher costs in WCS, the BU Brazil and BU Private Clients. The higher costs in WCS were primarily the result of higher costs related to compliance, control, Basel II and Sarbanes Oxley, as indicated in the second quarter results release. The increase in costs in the BU Brazil was mainly due to the strengthening of the Brazilian real. At constant exchange rates, the increase in the BU Brazil was 1.6%, well below inflation. The cost increase in the BU Private Clients was solely the result of a EUR 45 mln charge related to its French operations. Group Shared Services (GSS) is well on track to meet its 2005 cost savings target of EUR 100 mln.

  The operating result showed a significant improvement as most BUs continued to report growth. Adjusting the BU NL’s operating performance for the absence of incidental net income as mentioned above, the BU Brazil for the proceeds from the sale of Real Seguros, and the BU Private Clients for the proceeds from the sale of Nachenius, Tjeenk & Co as well as for the EUR 45 mln charge related to Private Clients France, the underlying operating result was up 16.9%.

  As forecast with the second quarter results, provisions increased, albeit from a very low level, mainly due to a EUR 56 mln allowance (compared with a release of EUR 37 mln in the previous quarter) for incurred but not identified (IBNI) loan losses booked in Group Functions.

  Net profit attributable to shareholders was up 22.0%, mainly due to the increases in the BU NA and BU Brazil. Given the very good results in the third quarter, we now expect our net profit (excluding incidental items such as the proceeds from the sale of Real Seguros and Nachenius, Tjeenk & Co) for the second half of 2005 to be at least the same as the first half net profit of EUR 1,882 mln.

  Return on equity for the third quarter was 24.1%, 3 percentage points higher than the second quarter.

  The efficiency ratio improved to 65.7%. Adjusted for the gains on the sale of Real Seguros and Nachenius, Tjeenk & Co and the EUR 45 mln charge in BU Private Clients, the efficiency improved to 68.3%.

  As at 30 September 2005, the Group’s risk-weighted assets (RWA) increased by 4.8% to EUR 272.4 bln. This increase was mainly due to a rise in RWA in WCS and the BU NA as well as the effect (+EUR 2 bln) of the strengthening Brazilian real and US dollar.

  The tier 1 ratio at 30 September 2005 was 4 basis points higher at 9.67%. The core tier 1 ratio improved by 13 basis points to 7.64%. The total BIS ratio stood at 12.36%, a decrease of 9 basis points. The impact of the EUR 2.5 bln equity raising on the capital ratios is 92 basis points. The intended consolidation of Banca Antonveneta will reduce our capital ratios, but we remain committed to restore our tier 1 ratio and core tier 1 ratio to 8% and 6% respectively well before the end of 2006. This will be achieved by disciplined capital management including a possible reduction in RWA and disposals of non-core assets. Our medium-term targets remain 8.5% for the tier 1 ratio and 6.5% for the core tier 1 ratio. ABN AMRO will resume the neutralisation of the stock dividend with effect from the interim stock dividend for 2006.

Recent developments

The sale of Nachenius, Tjeenk & Co to BNP Paribas Private Bank was finalised on 1 July 2005. The decision to sell Nachenius, Tjeenk & Co is in accordance with ABN AMRO Private Banking’s strategy to focus on its core activities.

As part of the acceleration of the Group Shared Services (GSS) programme, we announced on 1 September 2005 that we signed global services agreements with five IT-vendors for a period of five years, with a total value of approximately EUR 1.8 bln. Further streamlining of the bank's global IT organisation will lead to an improved performance of all IT services and to significant efficiencies. As previously indicated, the GSS IT initiative is expected to generate at least EUR 258 mln in savings a year as of 2007 (not including savings from the EDS contract). Combined with the other GSS initiatives (Offshoring, HR, Real Estate), the IT savings support the Group in achieving the significant and sustainable GSS savings culminating in at least EUR 600 mln from 2007 onwards (not including the results from the EDS contract), as communicated in earlier announcements.

On 26 September 2005 ABN AMRO announced that it had signed an agreement with Banca Popolare Italiana (BPI) and a number of other shareholders to purchase a total of 121,560,835 shares (or a 39.37% stake) in Banca Antonveneta. ABN AMRO will pay EUR 26.50 per share, equal to a total cash consideration of EUR 3.2 bln. On the basis of 100% ownership, the total cash consideration will be EUR 7.2 bln. Banca d'Italia, Consob and all relevant authorities have been informed and consulted throughout the process. The transfer of the shares will take place after fulfilling all conditions including the decisions of the Milan court, Consob and Banca d'Italia. Combined with the current shareholding in Banca Antonveneta of 29.91%, ABN AMRO will own a total of 69.28% after the completion of this transaction. In accordance with Italian regulations, ABN AMRO will launch a mandatory cash offer of EUR 26.50 per share for the remaining outstanding share capital of Banca Antonveneta. Further details of this offer will be announced after the usual regulatory approvals related to the offer have been received. ABN AMRO will liaise closely with Banca Antonveneta's management in the implementation of Banca Antonveneta's industrial plan and will provide further details to the market on the plan and the performance of Banca Antonveneta at a later stage. ABN AMRO expects the acquisition to contribute to earnings per share as from 12 months after the finalisation of the bid for the remaining shares. By the end of 2007, ABN AMRO estimates it can generate approximately EUR 160 mln in annual cost and funding synergies. Due to the later date of the acquisition, the first cost synergies will now be realised as from 2006. Since our last press release we received the necessary approvals or no objection letters for the transaction with BPI from Banca d’Italia, the European Commission, the Dutch Central Bank, ISVAP and the Irish Financial Services Regulatory Authority.

On 14 October 2005 ABN AMRO announced it will further align its organisational structure with the mid-market strategy in order to realise the profitable growth potential of the Group. The changes are designed to enhance the service we provide to our core mid-market clients. Our aim is to improve access to our network and our global product capabilities. The new structure, reflecting our mid-market strategy, includes a refined governance model and the appointment of three new Managing Board members. Starting 1 January 2006, we will have five client-facing regional BUs, two global Client BUs, two cross-BU segments and three Product BUs. We will also create a global services organisation, which includes Group Shared Services and the services units in the various BUs. In the new structure WCS will be unbundled in order to further improve the availability of its global product capabilities to all clients across the Group. The core WCS products will fall under the new BU Global Markets. In line with our strategy the BU Global Clients will continue to focus on the existing group of multinational clients. The commercial clients of WCS will be integrated into the five regional Client BUs. A new external reporting structure will be announced at the Investor Day on 14 December 2005.

As mentioned in previous press releases, the bank continues to be engaged in the previously described bank secrecy act compliance issues and related written agreement. Investigations have had and will continue to have an impact on the bank’s operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company.

THE CONSUMER & COMMERCIAL CLIENTS SBU
(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	2,057	2,008	2.4	(0.2)	1,758	17.0	9.9	5,879	5,170	13.7	10.0
Net commissions	490	428	14.5	11.8	447	9.6	3.3	1,354	1,294	4.6	2.2
Net trading	41	37	10.8	9.7	15	173.3	171.3	118	90	31.1	31.8
Results from fin. transactions	53	48	10.4	4.2	(90)			108	(227)
Results from equity holdings	38	40	(5.0)	(8.5)	21	81.0	68.1	100	62	61.3	54.7
Other operating income	517	260	98.8	99.1	222	132.9	139.3	1,025	707	45.0	46.5

Total operating income	3,196	2,821	13.3	10.9	2,373	34.7	28.4	8,584	7,096	21.0	17.9
Total operating expenses	1,842	1,823	1.0	(1.2)	1,586	16.1	10.4	5,312	4,802	10.6	7.8

Operating result	1,354	998	35.7	33.0	787	72.0	64.7	3,272	2,294	42.6	39.0
Provisioning	200	175	14.3	10.7	167	19.8	8.1	518	437	18.5	9.6

Operating profit before taxes	1,154	823	40.2	37.7	620	86.1	80.0	2,754	1,857	48.3	45.9
Taxes	321	281	14.2	4.9	204	57.4	41.5	845	545	55.0	40.7

Net operating profit	833	542	53.7	54.7	416	100.2	98.9	1,909	1,312	45.5	48.1
Discontinued operations (net)	0	0			224			0	239

Profit for the period	833	542	53.7	54.7	640	30.2	29.3	1,909	1,551	23.1	25.3

Efficiency ratio	57.6%	64.6%			66.8%			61.9%	67.7%
(* at constant forex rates)

30 Sep 05	30 Jun 05		% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	70,549	70,690	(0.2)					70,549	70,193	0.5
(in billions of euros)
Total assets	256.9	244.7	5.0					256.9	217.8	18.0
Risk-weighted assets	174.0	167.3	4.0					174.0	145.8	19.3

Please note that all figures below are at constant exchange rates in order to facilitate comparisons.

All figures and comments below have been adjusted for the EUR 229 mln gross gain (EUR 196 mln net) on the disposal of Real Seguros in order to facilitate comparisons.

First nine months 2005 compared with first nine months 2004

  Total operating income in C&CC increased by 14.7% as all BUs showed double-digit revenue growth so far this year. Total operating income in the BU NL grew by 12.8%. Client satisfaction levels in the BU NL improved, especially for the mid-market consumer and commercial clients, driven by better service and product offerings. This resulted in improved market shares in loans, savings, and life insurance products. Operating income was also enhanced by an increase in mortgage prepayment penalties. Total operating income in the BU NA increased by 14.3% largely due to the increased commercial banking contribution and reduced hedging costs. Mortgage banking income decreased by 23.0% mainly due to a decline in origination revenues as market-wide refinancing volumes declined. Going forward, the assumed higher interest rate volatility could result in higher hedging costs, which, in combination with the possible further negative impact of a flat yield curve, would lower revenues in the coming quarters. In the BU Brazil the retail loan portfolio was the biggest driver of growth leading to an increase in total operating income of 11.8%. The BU NGM operating income increased by 20.0% with a very strong contribution from Asia due to the continued success of the Van Gogh Preferred Banking activities and the credit card business. The 29.9% increase in Bouwfonds’ operating income was driven by further growth in residential mortgages and property finance, and an increase in prepayment penalties.

  Total operating expenses increased by 7.8% largely due to cost increases in the BU NL, mainly caused by the transfer of Stater, and the BU Brazil due to the appreciation of the Brazilian real and to higher costs as a result of the CLA implemented per 1 September 2004. At constant exchange rates, operating expenses in the BU Brazil grew well below inflation. In the BU NGM total operating expenses increased due to investments in the various businesses in Asia.

  The operating result grew by 29.0% largely driven by the BU NL, BU Brazil, and BU NA.

  Provisioning increased by 9.6% as provisions in the BU NL and BU Brazil increased, partly offset by continuing low levels of provisioning in the BU NA.

  The effective tax rate increased from 29.3% to 32.2%.

  Profit for the period increased by 12.6%.

Third quarter results compared to second quarter results

  Total operating income increased by 2.8% as all BUs grew their underlying operating income with the exception of the BU NL. Total operating income in the BU NA increased 5.4% driven by a good performance in commercial banking and lower hedging costs. Total operating income in the BU Brazil was up 6.0% due to better Treasury results and strong growth in retail loans. In the BU NGM total operating income increased by 25.9% driven by continued growth in consumer loans and deposits. Total operating income in Bouwfonds grew 5.3% due to the continued strong growth in residential property financing in the Netherlands. In the BU NL, reported total operating income was down 6.0%, but corrected for an incidental interest item in the second quarter, underlying operating income was flat.

  Total operating expenses declined by 1.2% as costs were well controlled across all BUs. In the BU NL lower accrual for performance-based bonuses resulted in a decrease in operating expenses of 4.0%. Disciplined cost control in the BU NA led to a decline in operating expenses of 1.9%. Operating expense growth in the BU Brazil continued to be below inflation, increasing 1.6%. The operating expenses in the BU NGM increased 16.1% due to costs for marketing campaigns and the opening of new branches. Bouwfonds’ operating expenses were 5.2% lower due to the absence of the expensing of exercised stock options as recorded in the second quarter.

  The operating result increased by 10.0% to EUR 1,125 mln as a result of good performances in the BU Brazil, BU NA, and the BU NGM.

  Provisioning increased 10.7%.

  Profit for the period increased 18.5%.

Business Unit Netherlands

(in millions of euros)	quarterly					nine months

	Q3 2005	Q2 2005	% change	Q3 2004	% change	2005	2004	% change

Net interest	682	760	(10.3)	629	8.4	2,086	1,866	11.8
Net commissions	167	157	6.4	156	7.1	498	461	8.0
Net trading	12	13	(7.7)	7	71.4	37	25	48.0
Other operating income	50	39	28.2	24	108.3	128	86	48.8

Total operating income	911	969	(6.0)	816	11.6	2,749	2,438	12.8
Total operating expenses	668	696	(4.0)	609	9.7	2,016	1,868	7.9

Operating result	243	273	(11.0)	207	17.4	733	570	28.6
Provisioning	74	64	15.6	38	94.7	202	132	53.0

Operating profit before taxes	169	209	(19.1)	169	0.0	531	438	21.2
Taxes	51	64	(20.3)	56	(8.9)	161	143	12.6

Net operating profit	118	145	(18.6)	113	4.4	370	295	25.4

Efficiency ratio	73.3%	71.8%		74.6%		73.3%	76.6%

	30 Sep 05	30 Jun 05	% change			30 Sep 05	31 Dec 04	% change

Staff (fte)	20,141	20,078	0.3			20,141	19,846	1.5
(in billions of euros)
Total assets	91.7	90.1	1.8			91.7	86.6	5.9
Risk-weighted assets	61.1	59.9	2.0			61.1	55.5	10.1

First nine months 2005 compared with first nine months 2004

Please note that net interest in the second quarter of 2005 included an adjustment for prior years and for the first two quarters of 2005. The incidental item related to prior years amounted to EUR 45 mln and for the first two quarters of 2005 to EUR 23 mln.

It should be noted that in the first nine months of 2004 the contribution of Stater, which was transferred to the BU NL per 1 January 2005 from the BU NGM, was EUR 54 mln in operating income and EUR 50 mln in operating expenses.

  Total operating income grew by 12.8% to EUR 2,749 mln as the BU NL continued to benefit from the implementation of its strategy to be the primary bank for all its customers. The BU NL continued to improve its service and product offerings, which led to a strong improvement in client satisfaction levels, especially for mid-market clients such as preferred banking customers, the larger small and medium- sized enterprises (SMEs) and corporate clients. As a result, the BU NL grew its mid-market client base and sold more products to these clients. It also gained market share in loans, savings, and life insurance products.

  As a result, net interest income increased by 11.8% to EUR 2,086 mln, also partly driven by the above- mentioned recognition of interest income from previous years and by EUR 65 mln higher prepayment penalties on mortgages. Mortgage prepayment penalties for the first nine months of 2005 amounted to EUR 115 mln. This is a reflection of the high levels of mortgage re-financing in the Netherlands. Prepayment penalties are unlikely to remain at these high levels as long-term rates seem to have stabilised. The balance sheet impact of the high level of prepayments in the third quarter has been partly neutralised by an adjustment in the funding in order to protect future net interest income. We will continue the policy to neutralise the effect of prepayments on our balance sheet. These adjustments have a short-term negative effect on net interest income, but will diminish the impact on margins going forward. The BU NL achieved a 20% rise in new mortgage production volumes, which resulted in an increase of 1.1% of the average mortgage portfolio size to EUR 44.5 bln.

  Almost all other asset classes reported double-digit volume growth, which is a reflection of our growing market share and an increase in client appetite for these products. The BU NL’s market share in consumer loans, for example, increased by more than 3 percentage points and is now close to 25%. The increase in loan volumes more than compensated for the slightly lower margins. Margins on the mortgage portfolio have been under pressure due to maturing high-yielding assets, which were re-priced at lower rates and due to the continued strong competition in the mortgage market. Margins on overdrafts have also been under pressure as a result of lower short-term interest rates.

  In terms of liabilities, consumer savings volumes grew strongly, which resulted in an increase in market share to above 20%. This reflects the success of the BU NL’s primary bank strategy. We have been able to reverse the trend of declining margins for savings by pro-actively increasing margins on consumer savings products. This reflects the improvement in the BU NL’s pricing power.

  Total operating expenses increased by 7.9% to EUR 2,016 mln mainly due to the transfer of Stater and the accrual of bonuses related to the introduction of the flexible reward system in the new CLA. Under the new CLA, it was agreed that guaranteed profit-sharing arrangements would be terminated and that staff would be compensated in 2005 and 2006. The compensation for 2005 was taken as a one-off charge at the end of 2004. The costs related to the buy-off in 2006 are accrued over 2005. There will be no further costs related to the buy-off beyond 2005.

  The operating result increased by 28.6% to EUR 733 mln. The efficiency ratio improved by 3.3 percentage points to 73.3%.

  Provisioning for loan losses increased by EUR 70 mln to EUR 202 mln mainly in the SME and consumer loan portfolio. This is a reflection of the slow economic growth in the Netherlands and the change in business mix as a result of the strong growth of our consumer finance portfolio. Provisioning for the mortgage portfolio remained stable.

  Net operating profit increased 25.4% to EUR 370 mln.

Third quarter 2005 compared with second quarter 2005

  Total operating income decreased by 6.0% to EUR 911 mln mainly as a result of the absence of the one-off interest income that was reported in the second quarter. Excluding this one-off item, operating income was flat. On this adjusted basis, net interest income decreased EUR 21 mln to EUR 682 mln as it was negatively impacted by the adjustment of the funding base for mortgage prepayments as mentioned above. Income from mortgage prepayment penalties went up by EUR 11 mln to EUR 48 mln. Average volumes of total loans increased by 1.8%, mainly driven by the strong growth in commercial loan volumes (especially higher volumes in overdrafts and rollovers), and to a lesser extent by growth in consumer loans and mortgages. The BU NL started to sell mortgages through large intermediaries. In addition, ABN AMRO is one of the first large Dutch banks to offer an online mortgage product. Results from these initiatives can be expected in 2006. Margins for almost all loan products were stable.

  Consumer and commercial savings volumes increased substantially. Average consumer savings volumes increased by 1.7%. Margins on consumer savings products were stable after an increase in margins in the second quarter. Average commercial savings volumes increased by 3.4%, as a result of an improved product offering. New commercial savings products had lower margins, depressing margins on total commercial savings. Net commissions increased by EUR 10 mln to EUR 167 mln driven by higher commissions on securities and payment services.

  Total operating expenses decreased by 4.0% to EUR 668 mln. The reduction in expenses was mainly related to the lower accrual for performance related bonuses in relation to the new CLA. In the second quarter bonuses were accrued for both the first and second quarter. As a result, expenses in the second quarter were inflated by EUR 17 mln. In addition expenses were down as the BU NL started to benefit from lower staff costs related to the new CLA.

  The operating result decreased by 11.0% to EUR 243 mln. The efficiency ratio rose by 1.5 percentage points to 73.3%. Corrected for the effect of the incidental interest income and first quarter bonus expenses in the second quarter, the operating result increased 4.3% and the efficiency ratio improved 1.2 percentage points.

  Provisioning increased to EUR 74 mln or 49 basis points of average RWA. This is a reflection of the slow economic growth in the Netherlands and the change in business mix as a result of the strong growth of our consumer finance portfolio. RWA increased by 2.0% to EUR 61.1 bln.

  The effective tax rate for the BU NL was relatively stable at 30.2%.

  Net operating profit was 18.6% lower at EUR 118 mln. Adjusted for the one-off items in the second quarter, net operating profit was up 12.4%.

Strategic initiatives

The BU NL’s strategy is to become the primary bank for all its customers by delivering services that make a real difference, that are always personal and that are available through every channel. In line with the profile of the Group, the BU NL’s key competitive advantage lies with affluent individuals and medium-sized enterprises.

In the third quarter, the client satisfaction of our mid-market client base improved further. Client satisfaction for the preferred banking segment improved significantly. This improvement is mainly driven by an increased appreciation of the service offered by the account manager. Two-thirds of our preferred banking customers recognise their preferred banker as their personal contact with the bank. The strategy to open branches on Saturdays and late-night shopping hours has also been very successful. The extended opening hours are especially convenient for our preferred banking customers, and this has resulted in the sale of an above-average number of advice-driven products.

In line with our mid-market focus, the BU NL further improved its service to the upper segment of SMEs. In order to support growing companies, ABN AMRO started a coaching programme for entrepreneurs. We offer a coach to help entrepreneurs achieve sustainable profitable growth. This programme is called ‘coach-match’ and capitalises on the knowledge of experienced entrepreneurs. In addition the introduction of a call centre number dedicated to SMEs improved the satisfaction level for call centre services.

The BU NL developed a strong multi-channel approach, which has led to a rapid development in client use of the internet and other direct channels. In the third quarter, the number of internet clients increased by 6% and the number of payment transactions conducted via the internet was 34% higher than in the same period last year. Currently 80% of all payment transactions are done via direct channels, illustrating clients’ preference for more efficient channels. This reduces the time that staff in branches spend on the sale of standardised products.

ABN AMRO introduced the first global internet banking service for large corporates in the Netherlands. Via Access Online, companies can monitor all national and international payments online as well as handle all daily banking transactions, such as payments, letters of credit, currency transactions and at a later stage also deposits and cash management. Companies with operations in different countries in different currencies will particularly benefit from its speed and ease of use.

Business Unit North America

(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	578	523	10.5	7.8	549	5.3	4.7	1,671	1,678	(0.4)	2.0
Net commissions	170	156	9.0	6.4	158	7.6	7.1	471	465	1.3	3.7
Net trading	21	21	0.0	(2.4)	27	(22.2)	(22.6)	62	78	(20.5)	(18.8)
Results from fin. transactions	27	49	(44.9)	(46.3)	(85)			75	(227)
Other operating income	110	90	22.2	19.6	88	25.0	24.7	294	312	(5.8)	(3.6)

Total operating income	906	839	8.0	5.4	737	22.9	22.3	2,573	2,306	11.6	14.3
Total operating expenses	535	532	0.6	(1.9)	483	10.8	10.2	1,570	1,532	2.5	5.0

Operating result	371	307	20.8	18.0	254	46.1	45.4	1,003	774	29.6	32.6
Provisioning	7	2	250.0	240.0	68	(89.7)	(89.9)	14	120	(88.3)	(88.3)

Operating profit before taxes	364	305	19.3	16.6	186	95.7	94.8	989	654	51.2	54.8
Taxes	115	81	42.0	38.6	36	219.4	217.8	298	183	62.8	67.1

Net operating profit	249	224	11.2	8.6	150	66.0	65.3	691	471	46.7	50.1

Efficiency ratio	59.1%	63.4%			65.5%			61.0%	66.4%

(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	16,718	16,859	(0.8)					16,718	17,159	(2.6)
(in billions of euros)
Total assets	92.8	88.4	5.0					92.8	73.6	26.1
Risk-weighted assets	68.1	64.8	5.1					68.1	53.8	26.6

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparisons.

First nine months 2005 compared with first nine months 2004

  Total operating income increased by 14.3% underpinned by the increase of commercial banking revenues and lower hedging costs. The net interest income line grew by 2.0% as higher deposit spreads and the growth of the commercial loan portfolio more than offset the negative impact of the flat yield curve and margin pressure in commercial lending. Other sources of income increased strongly, primarily due to lower hedging costs related to the available for sale (AFS) portfolios. The growth in non-interest income more than made up for the 23.0% decline in mortgage banking income as a result of the market- wide decline in mortgage refinancing volumes. This performance, in particular the continued organic growth of the commercial banking business, is satisfactory, given the moderate economic growth experienced in the US Midwest. It is worth noting however that the assumed higher interest rate volatility going forward could result in higher hedging costs that, in combination with the possible further negative impact of the flat yield curve, would lower revenues in the coming quarters.

  In US dollar terms, the operating income of the commercial banking business increased by 10.0%. Net interest income was up despite the negative effect of the flat yield curve and loan margin pressure due to competition. The increase in net interest income was the result of ongoing widening of deposit margins and of loan growth of 6.1%. Commission income grew by 18.6%, primarily due to higher cross- selling of derivatives, syndication mandates and foreign exchange products. Commission income accounted for 26.8% of total commercial banking revenues.

  The income of the retail banking business increased by 4.6% in US dollar terms, primarily due to higher commission income. Growth in commission income was fuelled by the acquisition of more than 31,000 net new business and personal checking accounts within a very competitive market. This increase in the number of checking accounts resulted in higher overdraft, ATM and debit fees. Net interest income was up slightly as the robust 16.5% growth in home equity loans was offset by a decline in spreads.

  The income of the mortgage banking business decreased by 23.0% to USD 201 mln and represented 6.2% of the total operating income of the BU NA. The fall in total mortgage income was primarily due to a 60.9% decline in origination revenues. This decrease stemmed from a shift of the market towards non- conforming products that the BU NA did not distribute on a large scale before the second quarter of 2005. As a consequence, origination volumes came down by 8.8% to USD 37.5 bln while margins for conforming products decreased significantly as well. The servicing revenues including hedging results increased by 5.3% to USD 158 mln on a servicing portfolio of USD 205 bln. The market value of the MSR portfolio was stable at USD 2.5 bln, which compares to a book value of USD 2.1 bln.

  Total operating expenses increased by 5.0% due to increased marketing expenses. Staff costs remained stable.

  The operating result increased by 32.6%. The efficiency ratio improved by 5.4 percentage points to 61.0%.

  Provisioning fell from 28 basis points of average RWA to 3 basis points. This decrease was due to low gross provisioning as well as recoveries, reflecting the high credit quality of the loan portfolio.

  Net operating profit increased by 50.1%

Third quarter 2005 compared with second quarter 2005

  Total operating income increased by 5.4% largely due to reduced hedging costs related to the AFS portfolio and to higher net interest income. Net interest income was underpinned by the ongoing growth of the overall commercial loan portfolio and higher volumes of mortgages held for sale.

  In US dollar terms, revenues of the commercial banking business increased by 3.0% due to growth of the overall loan portfolio, higher deposit spreads and a pick-up in commission income. The growth of the loan portfolio was driven by the commercial real estate portfolio. The size of the corporate loan portfolio was stable. Loan commitments grew by 3.0%, indicating that customers are anticipating business spending and funding needs will increase over the coming months. Commissions rose on the back of a greater number of syndication mandates.

  Revenues of the retail banking activities were up 2.6% driven by higher commission income. Commission income was up as a result of the significant increase in the number of personal and business checking accounts following a promotional campaign in July. Net interest income was flat. The 1.2% increase in home equity loans was offset by a decrease in spreads due to ongoing margin pressure as a result of increased competition.

  The income of the mortgage business decreased by 27.2% to USD 59 mln, due to lower mortgage origination revenues. Origination volumes increased by USD 1.9 bln to USD 15.0 bln resulting in a market share of approximately 1.8%. This volume increase was more than offset by a decline in origination margins. The market has recently seen the introduction of new innovative adjustable rate mortgage (ARM) products, which has led to further margin pressure in both conforming and traditional ARM products, the two segments in which we are active. Loan applications decreased in line with the market, exclusive of the new products mentioned above. In combination with an anticipated downward pressure on origination margins, this will have a negative impact on mortgage income in the fourth quarter.

  Total operating expenses decreased by 1.9% as a result of lower marketing and administrative expenses. This development illustrates the good cost discipline in the BU NA.

  The operating result increased by 18.0% and the efficiency ratio improved by 4.3 percentage points to 59.1%.

  Provisioning remained unusually low at 4 basis points of average RWA due to low gross provisioning as well as recoveries, reflecting the high credit quality of the loan portfolio. We expect provisioning to increase in the coming quarters as the current level is abnormally low.

  Net operating profit increased by 8.6%.

Business Unit Brazil

(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	569	500	13.8	6.2	409	39.1	9.8	1,489	1,144	30.2	9.9
Net commissions	96	82	17.1	8.5	84	14.3	(16.7)	237	228	3.9	(15.6)
Net trading / results fin. trans.	25	3			(24)			32	(26)
Other operating income	271	63			38			376	105

Total operating income	961	648	48.3	41.3	507	89.5	62.1	2,134	1,451	47.1	27.5
Total operating expenses	445	411	8.3	1.6	341	30.5	5.5	1,187	963	23.3	5.1

Operating result	516	237	117.7	110.2	166	210.8	178.2	947	488	94.1	71.8
Provisioning	88	87	1.1	(5.6)	54	63.0	28.1	238	167	42.5	19.4

Operating profit before taxes	428	150	185.3	177.4	112			709	321	120.9	99.1
Taxes	97	92	5.4	(19.9)	67	44.8	(2.1)	232	106	118.9	37.5

Net operating profit	331	58			45			477	215	121.9	129.4

Efficiency ratio	46.3%	63.4%			67.3%			55.6%	66.4%

(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	26,151	26,658	(1.9)					26,151	26,800	(2.4)
(in billions of euros)
Total assets	22.8	18.6	22.6					22.8	14.0	62.9
Risk-weighted assets	13.4	12.6	6.3					13.4	9.3	44.1

Please note that all figures below are at constant exchange rates in order to facilitate comparisons.

First nine months 2005 compared with first nine months 2004

The performance of the BU Brazil in the first nine months was impacted by the gross gain of EUR 229 mln (EUR 196 mln net) on the disposal of Real Seguros. All figures and comments below have been adjusted for the impact of the Real Seguros disposal in order to facilitate comparisons.

  Total operating income increased by 11.8%, underpinned by the robust organic growth of retail banking revenues.

  The operating income of the retail banking activities grew by 19.8% driven by strong credit demand. The retail loan portfolio surged by 30.5%. Lending to individual customers – accounting for 54.4% of the portfolio – increased by 35.6% with demand largely concentrated on higher margin products such as personal loans and overdrafts. Credit demand from SMEs grew by 25.0% driven by the financing of account receivables and working capital needs. The average spread of the retail banking portfolio remained virtually unchanged.

  The operating income of the consumer finance activities was down by 5.5% as the 6.3% growth in net interest income was more than offset by the increase in commissions paid to dealers. After a period of rationalisation and improvement of the credit scoring and collection procedures in 2004, the focus shifted back to the growth of the loan portfolio in 2005. Production of new loans grew by 39.0%, as a result of which our market share in vehicle financing climbed back to 18%. Average balances stood at BRL 8.2 bln. Average spreads continued to show a downward trend, albeit at a lower pace, due to the replacement of maturing assets by lower yielding assets and by the growth of the portfolio at lower margins.

  Total operating expenses increased by 5.1%, driven by increases in compensation as a result of the CLA implemented per 1 September 2004. Despite this increase, growth in total operating expenses remained below inflation due to good cost control and to the synergies related to the integration of Banco Sudameris.

  The operating result grew by 24.9% and the efficiency ratio improved to 62.3%.

  Provisioning increased to 281 basis points of average RWA compared with 261 basis points in the first nine months of 2004. This increase is due to the strong growth of the retail portfolio.

  Operating profit before taxes increased by 27.7% as a result of robust revenue growth and active cost management. Operating profit before taxes is a good point of reference to measure the progression of the performance of BU Brazil given the volatility experienced in the tax line as a result of the Cayman hedge.

  The effective tax rate increased by 8.5 percentage points to 41.5% as a result of the appreciation of the Brazilian real against the US dollar, which led to a tax charge of EUR 55 mln compared with EUR 4 mln in the same period in the preceding year.

  Net operating profit increased by 45.1%.

Third quarter 2005 compared with second quarter 2005

The performance of the BU Brazil in the third quarter was impacted by the gross gain of EUR 229 mln (EUR 196 mln net) on the disposal of Real Seguros. By concentrating on the distribution of insurance products to its clients and by securing access to prime insurance development capabilities, the offering of the BU Brazil will be upgraded and the service to customers improved. The immediate loss of income as a result of the disposal will be made up in the future by larger volumes as a result of the distribution agreement with Tokio Marine and Nichido Fire Insurance Co Ltd. All comments below are adjusted for the disposal of Real Seguros in order to facilitate comparison.

  Total operating income of the BU Brazil increased by 6.0%, due to better Treasury results and the continued growth of its retail loan portfolio. Treasury results improved on the back of lower short-term interest rates.
  The income of the retail banking business was essentially flat, primarily due to lower commissions. The disposal of Real Seguros led to a net decrease in insurance commissions. The remainder of the retail banking revenues grew by 3.7% due to higher net interest income. Net interest income increased on the back of an 8.6% growth of the loan portfolio and stable spreads. Loan demand from individual customers and SMEs remained very strong. The individual customer portfolio increased by 6.4% and the SME portfolio by 11.4%. Credit demand from SMEs was stimulated by the positive economic outlook. Commissions related to current accounts and payment services rose due to continued customer acquisition and the increase of service fees. This development was more than offset by the cost of acquiring large payroll mandates. Customer growth and the increase of service fees are expected to result in an increase in net commission income in the fourth quarter.

  The operating income of the consumer finance operations increased by 1.8% driven by higher net interest revenue. In a context of stable spreads, volume growth was the main driver of net interest revenue. In the third quarter, the production of new loans grew by 17.1%. Going forward, the business will remain focused on developing volume growth opportunities via partnerships and non-vehicle consumer finance offerings.

  Total operating expenses remained well under control as the 1.6% increase continued to be below inflation. With the implementation of the new CLA as of 1 September 2005, resulting in an 8.7% increase in staff costs, expenses are expected to increase in line with inflation going forward.

  The operating result increased by 13.6% and the efficiency ratio improved by 2.6 percentage points to 60.8%.

  Provisioning decreased slightly to 271 basis points of average RWA. Delinquency rates, although slightly up since the beginning of the year, are expected to be stable in the coming quarters in line with the positive economic outlook.

  Operating profit before taxes increased by 24.7%.

  The effective tax rate declined from 61.3% to 32.2% as the depreciation of the Brazilian real against the US dollar led to a EUR 18 mln tax charge, compared with EUR 38 mln in the previous quarter.

  Net operating profit increased by 178.6%.

Business Unit New Growth Markets
(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	94	100	(6.0)	(6.6)	61	54.1	50.3	259	177	46.3	45.8
Net commissions	53	33	60.6	59.1	44	20.5	17.0	140	127	10.2	11.3
Net trading / results fin. trans.	7	6	16.7	16.7	6	16.7	18.3	18	16	12.5	13.8
Results from equity holdings	18	17	5.9	3.5	11	63.6	62.7	48	33	45.5	48.5
Other operating income	27	1			21	28.6	27.6	29	60	(51.7)	(51.8)

Total operating income	199	157	26.8	25.9	143	39.2	36.4	494	413	19.6	20.0
Total operating expenses	103	88	17.0	16.1	85	21.2	18.2	268	246	8.9	9.0

Operating result	96	69	39.1	38.3	58	65.5	62.9	226	167	35.3	36.2
Provisioning	23	18	27.8	26.7	10	130.0	124.0	50	23	117.4	115.2

Operating profit before taxes	73	51	43.1	42.4	48	52.1	50.2	176	144	22.2	23.5
Taxes	15	11	36.4	35.5	10	50.0	46.0	38	28	35.7	35.7

Net operating profit	58	40	45.0	44.3	38	52.6	51.3	138	116	19.0	20.6
Discontinued operations (net)	0	0			224			0	239

Profit for the period	58	40	45.0	44.3	262	(77.9)	(78.1)	138	355	(61.1)	(60.6)

Efficiency ratio	51.8%	56.1%			59.4%			54.3%	59.6%

(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	5,468	5,020	8.9					5,468	4,616	18.5
(in billions of euros)
Total assets	7.4	6.8	8.8					7.4	5.3	39.6
Risk-weighted assets	6.2	5.6	10.7					6.2	4.4	40.9

It should be noted that as of 1 January 2005, 60% of the mortgage administration unit Stater, which was previously reported under the BU NGM, has been transferred to the BU NL. In the first nine months of 2004, the impact on operating income was EUR 54 mln and on operating expenses EUR 50 mln.

First nine months 2005 compared with first nine months 2004

  Total operating income increased by 19.6% to EUR 494 mln, despite the negative impact on reported numbers as a result of the transfer of Stater to the BU NL. Adjusted for the transfer, total operating income increased by 37.6%, largely due to continued strong growth in Asia. Income from the activities in Asia increased by 37.4% due to the success of the credit card business and the Van Gogh Preferred Banking activities. The number of credit cards in Asia increased by 40.6% to 2.1 million and the number of customers in Asia increased by 28.9% to 2.5 million. The contribution from our participation in Saudi Hollandi Bank increased by 45.5% reflecting the continued growth and success of this unit.

  Total net interest income increased by 46.3% to EUR 259 mln due to the growth of the loan portfolio and a year-to-date reclassification from commission income to net interest income in the second quarter 2005. The reclassification is related to certain credit card lending fees. According to IFRS, these fees have to be classified as interest rather than commission income.

  Total operating expenses increased by 8.9% to EUR 268 mln. Adjusted for Stater, total operating expenses increased by 36.7% due to continued investments in the various businesses in Asia such as the opening of new branches and intensive marketing campaigns. In the first nine months of this year, ten branches have been opened, bringing the total to 53, of which 22 are located in India. We expect these investments to continue in the coming years and they should be viewed against the background of the strong revenue growth in Asia.

  The operating result improved by 35.3% to EUR 226 mln.

  Provisioning increased from EUR 23 mln to EUR 50 mln, reflecting the growth of the loan portfolio and higher credit card volumes.

  Net operating profit increased by 19.0% to EUR 138 mln.

  Income from discontinued operations in the first nine months of 2004 is related to the contribution of Bank of Asia.

Third quarter 2005 compared with second quarter 2005

  Total operating income increased by 26.8% to EUR 199 mln due to increased activities – both asset related (as reflected in the 10.7% RWA increase) and liability related (increase in client deposit balances). The decrease in net interest income and increase in commission income in the third quarter is due to the year-to-date reclassification in the second quarter as mentioned above.

  Total operating expenses increased by 17.0% to EUR 103 mln, mainly due to local initiatives such as the launch and further expansion of credit cards in Hong Kong, Indonesia, Singapore and Pakistan, the opening of new branches and the upgrading of existing branches to the Van Gogh Preferred Banking standard.

  The operating result increased by 39.1%.

  Provisioning increased from EUR 18 mln to EUR 23 mln, reflecting the increased loan portfolio and higher credit card volumes.

  Net operating profit increased by 45.0% to EUR 58 mln.

Bouwfonds
(in millions of euros)	quarterly					nine months

	Q3 2005	Q2 2005	% change	Q3 2004	% change	2005	2004	% change

Net interest	134	125	7.2	110	21.8	374	305	22.6
Net commissions	4	0		5	(20.0)	8	13	(38.5)
Results from fin. transactions	2	(7)		(7)		2	(4)
Other operating income	79	90	(12.2)	62	27.4	250	174	43.7

Total operating income	219	208	5.3	170	28.8	634	488	29.9
Total operating expenses	91	96	(5.2)	68	33.8	271	193	40.4

Operating result	128	112	14.3	102	25.5	363	295	23.1
Provisioning	8	4	100.0	(3)		14	(5)

Operating profit before taxes	120	108	11.1	105	14.3	349	300	16.3
Taxes	43	33	30.3	35	22.9	116	85	36.5

Net operating profit	77	75	2.7	70	10.0	233	215	8.4

Efficiency ratio	41.6%	46.2%		40.0%		42.7%	39.5%

	30 Sep 05	30 Jun 05	% change			30 Sep 05	31 Dec 04	% change

Staff (fte)	2,071	2,075	(0.2)			2,071	1,772	16.9
(in billions of euros)
Total assets	42.2	40.8	3.4			42.2	38.3	10.2
Risk-weighted assets	25.2	24.4	3.3			25.2	22.8	10.5

First nine months 2005 compared with first nine months 2004
  Total operating income improved by 29.9% to EUR 634 mln as Bouwfonds continued its strong performance, driven by good results in all its businesses. Net interest income increased 22.6% to EUR 374 mln, driven by further growth of residential mortgages and property finance and an increase in mortgage prepayment penalties. Prepayment penalties went up by EUR 35 mln to EUR 63 mln. Other operating income rose 43.7% to EUR 250 mln, mainly reflecting higher income in residential property development and the acquisition of MAB. In the Netherlands, the market for residential property remained favourable due to the low interest rate environment. As a result, the number of homes sold and under construction was higher, leading to improved results. This improvement was partly offset by lower income from commercial property development, reflecting the low level of new projects in the Dutch office market.

  Total operating expenses were up 40.4% to EUR 271 mln, mainly due to higher staff costs related to organic expansion of the business and the acquisition of MAB and the Staal Bankiers portfolio in the second half of 2004.

  The operating result improved by 23.1% to EUR 363 million, and the efficiency ratio increased by 3.2 percentage points to 42.7%.

Third quarter 2005 compared with second quarter 2005

  Total operating income rose 5.3% to EUR 219 mln. Net interest income increased due to the continued strong growth in residential property financing in the Netherlands and an increase in prepayment penalties by EUR 4 mln to EUR 25 mln. There was also a reclassification of net commissions and results from financial transactions to the net interest income line. Other operating income decreased by 12.2%, which is a reflection of lower results from the residential property development activities due to the holiday season.

  Total operating expenses were 5.2% lower at EUR 91 mln, due to the absence of the expensing of exercised stock options as recorded in the second quarter.

  The operating result increased by 14.3%, and the efficiency ratio improved by 4.6 percentage points.

  Provisioning went up by EUR 4 mln to EUR 8 mln mainly as a result of provisions in the non-domestic portfolio.

  Net operating profit increased by 2.7% to EUR 77 mln.

THE WHOLESALE CLIENTS SBU
(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	375	194	93.3	91.0	531	(29.4)	(30.9)	894	1,332	(32.9)	(33.5)
Net commissions	487	404	20.5	19.6	410	18.8	17.3	1,263	1,257	0.5	0.1
Net trading	403	470	(14.3)	(13.6)	247	63.2	63.1	1,198	917	30.6	31.8
Results from fin. transactions	90	186	(51.6)	(53.1)	11			365	8
Results from equity holdings	2	(4)			27	(92.6)	(93.0)	0	44
Other operating income	7	49	(85.7)	(86.1)	15	(53.3)	(53.3)	69	52	32.7	32.9

Total operating income	1,364	1,299	5.0	4.3	1,241	9.9	8.5	3,789	3,610	5.0	4.7
Total operating expenses	1,196	1,135	5.4	4.8	1,082	10.5	9.2	3,410	3,200	6.6	6.9

Operating result	168	164	2.4	1.2	159	5.7	3.9	379	410	(7.6)	(12.2)
Provisioning	(78)	(74)			(36)			(209)	(3)

Operating profit before taxes	246	238	3.4	2.3	195	26.2	24.5	588	413	42.4	38.9
Taxes	74	42	76.2	74.8	62	19.4	17.3	150	103	45.6	41.6

Net operating profit	172	196	(12.2)	(13.3)	133	29.3	27.9	438	310	41.3	38.1
Discontinued operations (net)	0	0			0			0	1

Profit for the period	172	196	(12.2)	(13.3)	133	29.3	27.9	438	311	40.8	37.6

Efficiency ratio	87.7%	87.4%			87.2%			90.0%	88.6%

(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	16,919	16,699	1.3					16,919	17,366	(2.6)
(in billions of euros)
Total assets	550.8	522.8	5.4					550.8	431.1	27.8
Risk-weighted assets	83.5	78.1	6.9					83.5	72.9	14.5

WCS’s operating performance further improved in the third quarter as Fixed Income and Equities showed a strong performance on the back of strong customer activity over the traditionally weak summer months, tightening credit spreads, good trading performances and rising equity markets. Third quarter revenues were therefore much stronger than we indicated at the time of the first half results.

We also indicated with the half year results that the WCS management team is striving to ensure it continues to deliver on the Group’s strategy to create and deliver products for the mid-market client base. This review has been largely completed, as announced on 14 October 2005, with the following important steps to be implemented as of 1 January 2006:

  The WCS product offering will be repositioned as a global product business, called the BU Global Markets, to leverage all clients across the ABN AMRO network rather than primarily its own client base;

  The commercial clients of WCS will be integrated into the regional client-facing BUs to maximise local intimacy and ensure alignment for the commercial segment within and across the regions;

  ABN AMRO will continue to service the existing number of multinational clients from its dedicated BU Global Clients, driving product innovation and maximising network utilisation.

The last part of the review is focusing on how to optimally service the mid-market clients across the ABN AMRO network and on initiatives to significantly improve the return on capital. This will be finalised before the end of the year. Further details will be provided at the Investor Day on 14 December 2005.

First nine months 2005 compared with first nine months 2004

  Total operating income increased by 5.0% to EUR 3,789 mln driven by a strong improvement in income from Fixed Income, Futures & FX (FIFF) and to a lesser extent from Commercial Banking.

  Income from Commercial Banking increased by 2.0% to EUR 1,423 mln. Excluding the impact of the divested operations, such as the prime and professional brokerage businesses and the domestic custody business in 2004, income from Commercial Banking increased by 5.3%, mainly driven by the improved results from transaction banking. In particular, the cash flow advisory business improved on the back of higher margins driven by higher Fed fund rates and increased cash balances in various countries.

  FIFF income in the first nine months rose by 26.6% to EUR 1,338 mln. Structured derivatives showed a substantial improvement. The introduction of innovative products and the increasing level of derivatives sold through our own network as well as the public distribution channel have led to higher revenues from retail and institutional clients. In addition, increased revenues from fixed income trading, in particular from local markets, debt capital markets and G-11 rates trading more than offset the decline in proprietary trading revenues.

  Equities & Investment Banking operating income declined by 7.2% to EUR 961 mln. Despite the ongoing pressure on commissions, revenues from Equities improved because of the success of the recently implemented integrated approach to sales and trading of cash equity and equity derivative products as well as execution of other initiatives introduced at the beginning of 2005. Investment Banking revenues showed a decline as improved results from M&A advisory and equity capital markets were more than offset by a decline in fixed income origination revenues, in particular in structured capital and leveraged finance.

  As far as the individual income lines are concerned, net interest income declined largely due to a reclassification of income in the UK between net interest income and results from financial transactions. Underlying net interest revenue decreased by 17.5% mainly driven by lower net interest income from fixed income trading, which more than offset the higher net interest revenues from the loan portfolio and transaction banking. Despite the sale of several businesses in 2004, net commissions remained almost flat at EUR 1,263 mln. Net trading increased primarily due to the strong results from Equities and Fixed Income, in particular in local markets and G-11 rates trading.

  Total operating expenses increased by 6.6% to EUR 3,410 mln, primarily driven by higher IT expenses on the back of several large projects (e.g. Basel II and compliance) and higher bonus accruals. The total compensation-to-revenue ratio decreased to 44.6%.

  The operating result declined by 7.6% to EUR 379 mln. Given the negative operating result in the fourth quarter of last year, we expect a significant improvement in the operating result for the full year.

  Provisioning declined by EUR 206 mln to a net release of EUR 209 mln driven by substantial releases in the energy, utilities and telecom sectors.

  Taxes went up by EUR 47 mln to EUR 150 mln, primarily due to the improved operating performance, as well as a slight increase in the effective tax rate to 25.5%.

  Net operating profit increased by 41.3% to EUR 438 mln.

  Risk-weighted assets (RWA) increased by EUR 10.6 bln between 31 December 2004 and 30 September 2005 mainly due to the foreign exchange effects of EUR 6 bln. The remaining growth in RWA is partly due to the increase in credit RWA on the back of loan growth. In addition, market RWA increased primarily driven by the higher activity in equity derivatives.

Third quarter 2005 compared with second quarter 2005

  Total operating income increased by 5.0% to EUR 1,364 mln. Excluding the one-off gain on the sale of the London headquarters in the previous quarter (EUR 43 mln in other operating income and EUR 39 mln in net profit), total operating income grew by 8.6%. This performance was better than anticipated at the time of the first half results as client activity remained strong over the summer months. Equities & Investment Banking as well as FIFF showed strong performances.

  Income from Commercial Banking decreased by 3.5% to EUR 470 mln. Despite the improved revenues from the loan portfolio, overall income declined due to the negative effect of the credit spread tightening on the loan portfolio hedges which are accounted for on a marked-to-market basis. Income from transaction banking improved due to the growth of the cash flow advisory business on the back of the increased cash balances in Brazil and EMEA (Europe, Middle East and Africa) as well as higher results from global trade advisory.

  The recovery in debt sales and trading revenues led to an increase in FIFF revenues of 16.2% to EUR 544 mln, more than offsetting a decline in proprietary trading income. The tightening of credit spreads, the improved client activity and good trading performances led to improved revenues from G-11 rates trading, money-market/repo trading and local markets trading.

  Equities & Investment Banking revenues increased by 20.8% to EUR 366 mln. Equities delivered a strong performance on the back of rising equity markets, better trading performance and higher client activity. Investment Banking revenues increased slightly. The strong improvement in M&A advisory business was partly offset by a lower contribution from fixed income origination. The decline in fixed income origination was primarily due to a lower contribution from emerging markets after a strong performance in the second quarter.

  As far as the individual revenue lines are concerned, net interest income grew substantially due to higher interest income from Equities and the loan portfolio. Net commissions also showed an improvement primarily driven by the increase in completed M&A transactions. Net trading declined as proprietary trading results decreased after the strong performance in the previous quarter. Other operating income went down as a result of the absence of the gain on the sale of the London headquarters booked in the second quarter.

  Total operating expenses increased by 5.4% to EUR 1,196 mln primarily driven by higher indirect expenses in relation to compliance, control, Basel II and Sarbanes Oxley as indicated in the second quarter press release. The total compensation-to-revenue ratio increased slightly to 43.9% from 43.3%.

  The operating result increased by 2.4% to EUR 168 mln.

  Provisioning declined by EUR 4 mln to a net release of EUR 78 mln primarily due to further releases in the energy, utilities and telecom sectors.

  Taxes increased by 76.2% to EUR 74 mln. The effective tax rate increased to 30.1% from the low level of 17.6% as a result of carry-forward losses in the US branch in the previous quarter.

  Net operating profit declined by EUR 24 mln to EUR 172 mln.

  Risk-weighted assets increased by EUR 5.4 bln to EUR 83.5 bln due to increases in both credit as well as market RWA. This was primarily caused by the increase in activity in Equities & Investment Banking and to a lesser extent in Commercial Banking.

Business Unit Private Equity
(in millions of euros)	quarterly						nine months

	Q3 2005*	Q3 2005	Q2 2005	% change	Q3 2004	% change	2005	2004	% change

Net interest	(46)	10	(2)		5	100.0	2	(20)
Net commissions	7	7	9	(22.2)	1		19	4
Results from fin. transactions	51	70	71	(1.4)	146	(52.1)	266	393	(32.3)
Other operating income	10	(1)	8		1		4	3
Net sales private equity holdings	895	0	0		0		0	0

Total operating income	917	86	86	0.0	153	(43.8)	291	380	(23.4)
Operating expenses	240	42	32	31.3	38	10.5	91	97	(6.2)
Goods and materials priv. equity holdings	622	0	0		0		0	0

Total operating expenses	862	42	32	31.3	38	10.5	91	97	(6.2)
Operating result	55	44	54	(18.5)	115	(61.7)	200	283	(29.3)
Provisioning	16	16	(1)		11	45.5	17	15	13.3

Operating profit before taxes	39	28	55	(49.1)	104	(73.1)	183	268	(31.7)
Taxes	8	(3)	(12)		4		(20)	21

Net operating profit	31	31	67	(53.7)	100	(69.0)	203	247	(17.8)

(* including consolidation effect of private equity holdings)

		30 Sep 05	30 Jun 05	% change			30 Sep 05	31 Dec 04	% change

Staff (fte)		113	115	(1.7)			113	115	(1.7)
(in billions of euros)
Risk-weighted assets		3.0	2.6	15.4			3.0	1.9	57.9

In the third quarter, the fair market value of the private equity portfolio increased from EUR 2,493 mln to EUR 2,632 mln. This was the result of EUR 293 mln in new investments, EUR 190 mln of investments sold and EUR 36 mln of unrealised fair market value changes (including foreign exchange fluctuations) of the remainder of the portfolio. Unrealised fair market value changes of the consolidated portfolio are only recognised as operating income at the moment a consolidated investment is sold.

The fair market value as per 30 September 2005 of the unquoted Buy-out portfolio amounted to EUR 1,766 mln. The fair market value of the unquoted Corporate Investment portfolio amounted to EUR 505 mln. The fair market value of the quoted portfolio was EUR 361 mln.

Major new Buy-out investments in the third quarter included Bel’m (France, consumer products), IMCD (Netherlands, chemicals), Nueva Terrain (Spain, construction) and Roompot (Netherlands, leisure).

Please note that the analysis below is based on figures excluding the consolidation effect of controlled investments.

First nine months 2005 compared with first nine months 2004

  Total operating income decreased by 23.4% to EUR 291 mln after a strong performance in the first nine months of 2004. The decrease in operating income was primarily driven by a 32.3% decrease in results from financial transactions mainly due to a lower level of exits of consolidated investments.

  Total operating expenses decreased by 6.2% to EUR 91 mln primarily due to lower depreciation as a result of a decline in goodwill impairments.

  The operating result decreased by 29.3% to EUR 200 mln.

Third quarter 2005 compared with second quarter 2005

  Total operating income remained stable at EUR 86 mln.

  Total operating expenses increased by 31.3% to EUR 42 mln driven by the impairment of goodwill and the rise in administrative expenses related to new investments.

  The operating result declined by 18.5% to EUR 44 mln.

  Provisioning increased by EUR 17 mln to EUR 16 mln due to one large provision taken in the UK portfolio.

  Net operating profit decreased by 53.7% to EUR 31 mln partly due to lower tax credits and to higher provisions.

Business Unit Private Clients
(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	122	123	(0.8)	(0.7)	105	16.2	16.4	361	313	15.3	15.7
Net commissions	136	142	(4.2)	(4.2)	120	13.3	13.4	423	404	4.7	4.9
Net trading	10	11	(9.1)	(9.1)	10	0.0	0.0	31	32	(3.1)	(2.8)
Other operating income	56	18			14			90	45	100.0	100.0

Total operating income	324	294	10.2	10.2	249	30.1	30.2	905	794	14.0	14.2
Total operating expenses	258	209	23.4	23.4	200	29.0	29.0	668	594	12.5	12.6

Operating result	66	85	(22.4)	(22.2)	49	34.7	35.3	237	200	18.5	19.1
Provisioning	6	(1)			(1)			4	1

Operating profit before taxes	60	86	(30.2)	(30.1)	50	20.0	20.6	233	199	17.1	17.6
Taxes	3	24	(87.5)	(87.5)	16	(81.3)	(81.3)	51	57	(10.5)	(10.2)

Net operating profit	57	62	(8.1)	(7.9)	34	67.6	68.5	182	142	28.2	28.8

Efficiency ratio	79.6%	71.1%			80.3%			73.8%	74.8%

(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	4,006	4,003	0.1					4,006	3,960	1.2
(in billions of euros)
Assets under Administration	127.0	125.0	1.6					127.0	115.0	10.4
Total assets	16.8	16.4	2.4					16.8	15.3	9.8
Risk-weighted assets	7.4	7.3	1.4					7.4	6.8	8.8

It should be noted that the reported results include an EUR 38 mln gain (operating income, operating result, and net profit) on the sale of Nachenius, Tjeenk & Co, booked in other operating income, and a charge of EUR 45 mln (EUR 30 mln net) related to the proposed merger of Banque Neuflize and OBC in France (see recent developments).

First nine months 2005 compared with first nine months 2004

  Total operating income increased by 14.0% to EUR 905 mln, partly due to the gain on the sale of Nachenius, Tjeenk & Co. Adjusted for this one-off gain, operating income increased by 9.2%, as a result of strong performances in the Netherlands, European Growth Markets (EGM) and Germany. The increase can be explained by higher client balances and spreads (leading to higher net interest income), a substantial number of new product launches (leading to higher commission income) and the contribution of PRIME and Bank Corluy.

  Total operating expenses increased by 12.5% to EUR 668 mln, mainly due to the EUR 45 mln charge in France. Adjusted for the charge related to France, expenses increased by 4.9% largely due to higher costs in European Growth Markets (EGM).

  The operating result increased by 18.5% to EUR 237 mln. Adjusted for the gain on the sale of Nachenius, Tjeenk & Co and the charge related to France, the operating result increased by 22.0% on the back of a very strong performance in the Netherlands and a significantly improved performance in Germany.

  Net operating profit increased by 28.2% to EUR 182 mln. Adjusted for the sale of Nachenius, Tjeenk & Co and the EUR 45 mln charge, net operating profit increased by 22.5%.

  Assets under Administration increased from EUR 114 bln at the end of September 2004 to EUR 127 bln at the end of September 2005, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained relatively stable, with 68% in securities and 32% in cash.

Third quarter 2005 compared with second quarter 2005

  Total operating income increased by 10.2% to EUR 324 mln, as a result of the EUR 38 mln gain on the sale of Nachenius, Tjeenk & Co. Adjusted for this one-off gain, operating income decreased by 2.7%, mainly due to lower income in the Netherlands. The decline in operating income, commission income in particular, can be explained by lower securities transaction volumes during the holiday season and a lower number of new product launches. We expect operating income to increase again in the fourth quarter.

  Total operating expenses increased by 23.4% to EUR 258 mln, mainly due to the EUR 45 mln charge in France. Adjusted for the EUR 45 mln charge, expenses increased by 1.9%, reflecting good cost control across all our countries.

  The operating result decreased by 22.4% to EUR 66 mln. Adjusted for the gain on the sale of Nachenius, Tjeenk & Co and the EUR 45 mln charge related to France, the operating result decreased by 14.1%, as a result of the seasonally lower business volumes.

  Net operating profit decreased by 8.1% to EUR 57 mln. Adjusted for the sale of Nachenius, Tjeenk & Co and the EUR 45 mln charge, net operating profit decreased by 21.0%.

  Assets under Administration increased slightly from EUR 125 bln at the end of June 2005 to EUR 127 bln at the end of September 2005.

Recent developments

Over the past few years, ABN AMRO Private Clients (AAPC) has built its onshore Private Banking network in continental Europe through strong organic asset growth in the Netherlands and France, thereby strengthening its leading positions in these countries, and through selective acquisitions in Germany and Belgium. The successful integration of Delbruck Bethmann Maffei strengthened our market position in Germany and has led to a strong improvement of results in 2005. To achieve our ambition of building on our leadership position in French Private Banking, AAPC has proposed to create Banque de Neuflize OBC via a merger of Banque de Neuflize and OBC Bank. The integration plan, encompassing a new service proposition, more efficient and higher quality support functions, and the development of selective commercial banking businesses aimed at family owned businesses as feeder channel for private clients, is currently being discussed with the social partners. To fund the integration, we took a one-off charge of EUR 45 mln in the third quarter. Future costs related to the integration and alignment will run through the income statement.

Business Unit Asset Management
(in millions of euros)	quarterly							nine months

	Q3 2005	Q2 2005	% change	% change*	Q3 2004	% change	% change*	2005	2004	% change	% change*

Net interest	3	1			2			5	5	0.0	8.0
Net commissions	150	142	5.6	5.2	132	13.6	12.7	432	388	11.3	11.4
Net trading	5	4	25.0	25.0	2			12	4
Results from fin. transactions	26	17	52.9	52.9	2			52	7
Other operating income	2	18	(88.9)	(88.9)	2			24	16	50.0	50.0

Total operating income	186	182	2.2	1.8	140	32.9	31.8	525	420	25.0	25.0
Total operating expenses	122	124	(1.6)	(1.9)	104	17.3	16.7	360	315	14.3	14.6

Operating result	64	58	10.3	9.7	36	77.8	75.3	165	105	57.1	56.3
Taxes	11	8	37.5	36.3	11	0.0	(1.8)	31	29	6.9	7.2

Net operating profit	53	50	6.0	5.4	25	112.0	109.2	134	76	76.3	75.0

Efficiency ratio	65.6%	68.1%			74.3%			68.6%	75.0%

(* at constant forex rates)

	30 Sep 05	30 Jun 05	% change					30 Sep 05	31 Dec 04	% change

Staff (fte)	1,733	1,678	3.3					1,733	1,919	(9.7)
(in billions of euros)
Assets under management	173.2	167.1	3.7					173.2	160.7	7.8
Total assets	1.2	1.2	0.0					1.2	1.0	20.0
Risk-weighted assets	0.9	1.0	(10.0)					0.9	1.2	(25.0)

First nine months 2005 compared with first nine months 2004

Please note that all figures in the section below exclude the gain from the sale of the Trust business in the second quarter of 2005 (EUR 17 mln operating income, operating result and net profit) and the sale of the Czech Pension Fund in the first quarter of 2004 (EUR 12 mln operating income, operating result and net profit).

  Total operating income went up by 24.5% to EUR 508 mln. Asset Management focuses on high- performance products and profitable growth in asset management products, working closely together with clients to tailor products to their needs. This client-driven approach and its expertise in the development of alternative asset products enabled Asset Management to grow in this attractive segment. In line with this strategy, the growth in commission income is related to the improved asset mix towards more profitable products, the higher fee levels on existing products and an increase in Assets under Management (AuM). Results from financial transactions increased due to the positive returns on seed capital. Other operating income increased as the strict focus on core activities led to increased capital gains on divestments, like the sale of the Trust business.

  Total operating expenses increased by 14.3% to EUR 360 mln mainly driven by higher performance- related remuneration and an increase in administrative expenses for IT and commercial activities.

  The operating result grew 59.1% to EUR 148 mln. Net profit increased by 79.7% to EUR 106 mln.

  The efficiency ratio improved by 6.3 percentage points to 70.9%.

Third quarter 2005 compared with second quarter 2005

Please note that all figures in the section below exclude the gain from the sale of the Trust business in the second quarter of 2005 (EUR 17 mln operating income, operating result and net profit) booked in other operating income. The underlying business of Asset Management continued to improve in the third quarter as reflected in the net commission line.

  Total operating income increased by 12.7% to EUR 186 mln. Net commission income rose 5.6% to EUR 150 mln due to higher AuM levels and an improvement in average profitability per product. Results from financial transactions went up from EUR 17 mln to EUR 26 mln as a result of a marked-to-market revaluation of seed capital positions.

  Total operating expenses decreased by 1.6% to EUR 122 mln due to lower administrative expenses.

  The operating result was up by 56.1% to EUR 64 mln.

  The efficiency ratio improved by 9.6 percentage points to 65.6%.

Recent developments

As at 30 September 2005, AuM amounted to EUR 173.2 bln compared with EUR 167.1 bln at the end of the previous quarter. The impact of foreign exchange movements across the quarter had a slightly positive effect of EUR 0.7 bln. The AuM numbers also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, the UK-based specialist in active investment products for retail investors, continued to rise strongly. The asset mix changed slightly to 46% equities, 39% fixed income and 15% cash and other. The increase in cash and other reflects the success of Asset Management to grow in alternative products. The composition of the mandates remained stable.

Asset Management continued to launch new value-added products. The launch of the Global Asset Opportunities Fund was very successful, with inflows of more than EUR 270 mln in the third quarter. The fund is an alternative asset product, designed for clients interested in absolute returns.

Asset Management was able to further improve the relative returns of its products, which resulted in 12 new investment awards during the third quarter.

An important component of the profitability of asset management firms is related to the absolute level and sentiment in equity markets. Results may therefore be volatile. Asset Management is however well diversified in terms of its geographic footprint, client groups and product offerings, which mitigate these risks.

Group Functions, incl. Group Services
(in millions of euros)	quarterly					nine months

	Q3 2005	Q2 2005	% change	Q3 2004	% change	2005	2004	% change

Net interest	(81)	(64)		35		(155)	(72)
Net commissions	1	1		5		(27)	12
Net trading	(2)	44		(46)		54	(18)
Results from fin. transactions	204	144	41.7	(40)		514	468	9.8
Results from equity holdings	27	27	0.0	(16)		108	(6)
Other operating income	3	(4)		0		1	3

Total operating income	152	148	2.7	(62)		495	387	27.9
Total operating expenses	28	83	(66.3)	20	40.0	149	90	65.6

Operating result	124	65	90.8	(82)		346	297	16.5
Provisioning	56	(37)		(3)		31	(1)

Operating profit before taxes	68	102	(33.3)	(79)		315	298	5.7
Taxes	6	25	(76.0)	(8)		59	96	(38.5)

Net operating profit	62	77	(19.5)	(71)		256	202	26.7
Discontinued operations (net)	0	0		51		0	142

Profit for the period	62	77	(19.5)	(20)		256	344	(25.6)

	30 Sep 05	30 Jun 05	% change			30 Sep 05	31 Dec 04	% change

Staff (fte)	5,082	4,720	7.7			5,082	3,867	31.4
(in billions of euros)
Total assets	66.8	64.9	2.9			66.8	60.6	10.2
Risk-weighted assets	3.6	3.6	0.0			3.6	3.0	20.0

First nine months 2005 compared with first nine months 2004

  Total operating income increased by 27.9% to EUR 495 mln, mainly due to better results from our stakes in Italy’s Banca Antonveneta and Capitalia (booked in results from equity holdings). Net interest income declined, mainly due to lower US dollar cash flow hedge results.

  Total operating expenses increased from EUR 90 mln to EUR 149 mln, mainly due to rising costs related to compliance and IT projects.

  The operating result increased by 16.5% to EUR 346 mln.

  Provisioning increased, mainly due to provisions related to the incurred but not identified (IBNI) loan loss allowance. The review of the quality and the composition of the overall Group’s loan portfolio is carried out on a quarterly basis.

  Net operating profit increased by 26.7% to EUR 256 mln.

  Income from discontinued operations in the first nine months of 2004 represented the net profit of LeasePlan Corporation.

Third quarter 2005 compared with second quarter 2005

  Total operating income increased by 2.7% to EUR 152 mln.

  Total operating expenses decreased by EUR 55 mln, mainly due to a decline in compliance costs.

  The operating result increased by EUR 59 mln to EUR 124 mln.

  Provisioning increased from a release of EUR 37 mln to a charge of EUR 56 mln, mainly due to provisions related to the IBNI loan loss allowance.

  Net operating profit decreased by 19.5% to EUR 62 mln.

Independent accountants review report

Introduction
We have reviewed the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of September 30, 2005 and the related consolidated income statement for the three month and the nine month period ended September 30, 2005 (as set out in appendix 1 and 2 further referred to as interim financial statements). These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review.

Scope
We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. Those standards require that we plan and perform the review to obtain moderate assurance about whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements do not comply with the basis set out in “The status of the presented data” within appendix 6, which describes how International Financial Reporting Standards (“IFRS”) have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at December 31, 2005.

Emphasis of matter
Without qualifying our opinion, we draw attention to the fact that “The status of the presented data” within appendix 6 explains why there is a possibility that due to continued developments in (endorsed) IFRS the interim financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRS.

Amsterdam, October 31, 2005

Ernst & Young Accountants

Appendix 1

Consolidated income statement 2005-2004(1)
(in millions of euros)

	Q3	Q2		Q3	nine months

	2005	2005	% change	2004	2005	2004	% change

Net interest income	2,430	2,223	9.3	2,412	6,848	6,655	2.9

Payment services	369	357	3.4	337	1,036	965	7.4
Insurance	39	20	95.0	26	96	91	5.5
Securities	338	302	11.9	353	946	942	0.4
Asset management and trust funds	264	242	9.1	224	744	670	11.0
Guarantees	53	54	(1.9)	47	160	155	3.2
Other	208	151	37.7	128	482	536	(10.1)

Net commissions	1,271	1,126	12.9	1,115	3,464	3,359	3.1

Securities	171	30		38	264	141	87.2
Foreign exchange dealing	158	147	7.5	142	413	362	14.1
Derivatives	111	380	(70.8)	34	722	450	60.4
Other	17	16	6.3	15	16	74	(78.4)

Trading Income	457	573	(20.2)	229	1,415	1,027	37.8

Shares and participations	181	154	17.5	183	546	601	(9.2)
Derivatives	171	(44)		11	253	18
Debt instruments	(1)	177		(12)	229	130	76.2
Other	75	183	(59.0)	(150)	254	(92)

Results from financial transactions	426	470	(9.4)	32	1,282	657	95.1

Results equity participations	68	81	(16.0)	35	229	105	118.1

Other operating income	592	326	81.6	251	1,199	816	46.9

Net sales private equity holdings	895	637	40.5	660	2,452	2,150	14.0

Total operating income	6,139	5,436	12.9	4,734	16,889	14,769	14.4

Staff costs	1,963	1,874	4.7	1,768	5,625	5,313	5.9
Other administrative expenses	1,411	1,434	(1.6)	1,203	4,143	3,606	14.9
Depreciation	267	240	11.3	288	738	878	(15.9)
Restructuring charge	45	0		0	45	0
Goods & materials private equity holdings	622	462	34.6	410	1,715	1,378	24.5

Total operating expenses	4,308	4,010	7.4	3,669	12,266	11,175	9.8
Operating result	1,831	1,426	28.4	1,065	4,623	3,594	28.6
Provisioning	200	62		138	361	449	(19.6)

Operating profit before taxes	1,631	1,364	19.6	927	4,262	3,145	35.5
Taxes	423	370	14.3	290	1,140	856	33.2

Net operating profit	1,208	994	21.5	637	3,122	2,289	36.4
Discontinued operations (net)	0	0		275	0	382

Profit for the period	1,208	994	21.5	912	3,122	2,671	16.9

Net profit attributable to AA shareholders	1,204	987	22.0	892	3,086	2,606	18.4
Net profit attributable to minority interests	4	7	(42.9)	20	36	65	(44.6)

Earnings per ordinary share of EUR 0.56
(in euros)(2)	0.65	0.54	20.4	0.54	1.73	1.58	9.5

Average exchange EUR/USD-rate	1.22	1.24	(1.6)	1.22	1.26	1.22	3.3

(1)	unaudited.

(2)	Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 30 September 2005(1)
(in millions of euros)

	30 Sep	31 Dec	%
	2005	2004	change
Assets
Cash and cash equivalents	20,285	17,896	13.3
Financial assets held for trading	206,996	167,035	23.9
Investments	132,155	109,986	20.2
Loans and advances banks	123,275	82,862	48.8
Loans and advances customers	377,662	319,778	18.1
Prepayments and accrued income	6,265	5,740	9.1
Investments in associates	3,989	2,214	80.2
Property and equipment	8,798	7,173	22.7
Goodwill and other intangibles	4,934	3,437	43.6
Derivatives assets used for hedging	3,780	2,250	68.0
Other assets	11,130	9,355	19.0

	899,269	727,726	23.6

Liabilities
Financial liabilities held for trading	158,958	129,506	22.7
Due to banks	182,026	133,859	36.0
Due to customers	323,479	284,072	13.9
Issued debt securities	161,477	120,989	33.5
Accruals and deferred income	7,764	8,074	(3.8)
Provisions	9,040	8,897	1.6
Derivatives liabilities used for hedging	3,368	2,622	28.5
Other liabilities	10,860	6,468	67.9

Total liabilities excluding subordinated liabilities	856,972	694,487	23.4

Subordinated liabilities	19,398	16,687	16.2

Share capital	1,069	954	12.1
Share premium	5,168	2,564	101.6
Reserves	13,386	10,988	21.8
Net gains / (losses) not recognised in the income statement	1,294	309

Shareholders' equity	20,917	14,815	41.2
Minority interests	1,982	1,737	14.1

Total equity	22,899	16,552	38.3

Group capital	42,297	33,239	27.3

	899,269	727,726	23.6

Contingent liabilities	49,497	46,465	6.5
Irrevocable facilities	145,067	145,009	0.0

Exchange EUR/USD-rate	1.21	1.36	(11.0)

(1) unaudited.

Appendix 3
Analysis of loans and advances customers by SBU
(in billions of euros)	30 Sep 2005	30 Jun 2005	% change	31 Dec 2004	% change

Consumer & Commercial Clients	197.3	189.1	4.3	170.4	15.8
Wholesale Clients	172.0	163.9	4.9	136.8	25.7
Private Clients	7.9	7.7	2.6	7.4	6.8
Group Functions incl. Group Services	0.5	0.4		5.2	(90.4)

Group	377.7	361.1	4.6	319.8	18.1

Staff
(fte)	30 Sep 2005	30 Jun 2005	change	31 Dec 2004	change

Consumer & Commercial Clients	70,549	70,690	(141)	70,193	356
Wholesale Clients	16,919	16,699	220	17,366	(447)
Private Equity	113	115	(2)	115	(2)
Private Clients	4,006	4,003	3	3,960	46
Asset Management	1,733	1,678	55	1,919	(186)
Group Functions incl. Group Services	5,082	4,720	362	3,867	1,215

Group	98,402	97,905	497	97,420	982

Other information	30 Sep 2005	30 Jun 2005	% change	31 Dec 2004	% change

Number of ordinary shares outstanding (in millions)	1,876.3	1,847.0	1.6	1,669.2	12.4
Net asset value per ordinary share (in euros)	11.15	11.19	(0.4)	8.88	25.6
Number of preference shares (in millions)	1,369.8	1,369.8		1,369.8
Average shareholders' equity (in millions)	17,762	16,857		12,995
Return on average shareholders' equity	23.2%	22.3%		29.7%
Earnings per share (in euros)	1.73	1.08		2.33
Earnings per share, excluding special items (in euros)	1.73	1.08		1.95

Changes in total equity
(in millions of euros)	Cum 2005

Total equity as at the beginning of January	16,552
Profit for the period attributable to shareholders	3,086
Private placements	2,720
Movements special components of equity	(121)
Dividend paid	(658)
Currency translation differences	1,124
Other	196

Total equity as at the end of September	22,899

Cash flow statement
(in millions of euros)	Cum 2005

Liquid funds as at the beginning of January	8,603
Net cash flow from operations / banking activities	(8,506)
Net cash flow from investment activities	(15,149)
Net cash flow from financing activities	29,752
Currency translation differences	870

Liquid funds as at the end of September	15,570

Appendix 4a
Breakdown income statement third quarter 2005
(in millions of euros)
	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	682	578	569	94	134	122	3
Net commissions	167	170	96	53	4	136	150
Trading income	12	21	4	4	0	10	5
Result from financial transactions	0	27	21	3	2	2	26
Result from equity participations	4	1	12	18	3	(1)	2
Other operating income	46	109	259	27	76	55	0

Total operating income	911	906	961	199	219	324	186
Total operating expenses	668	535	445	103	91	258	122

Operating result	243	371	516	96	128	66	64
Provisioning	74	7	88	23	8	6	0

Operating profit before taxes	169	364	428	73	120	60	64
Taxes	51	115	97	15	43	3	11

Net operating profit	118	249	331	58	77	57	53

Efficiency ratio	73.3%	59.1%	46.3%	51.8%	41.6%	79.6%	65.6%

Staff (fte)	20,141	16,718	26,151	5,468	2,071	4,006	1,733
(in billions of euros)
Total assets	91.7	92.8	22.8	7.4	42.2	16.8	1.2
Risk-weighted assets	61.1	68.1	13.4	6.2	25.2	7.4	0.9

	WCS	GF/GS	Private Equity		Group (excl. cons.eff.)	Private Equity * (cons.eff.)	Group (incl. cons.eff.)

Net interest income	375	(81)	10		2,486	(56)	2,430
Net commissions	487	1	7		1,271	0	1,271
Trading income	403	(2)	0		457	0	457
Result from financial transactions	90	204	70		445	(19)	426
Result from equity participations	2	27	0		68	0	68
Other operating income	7	3	(1)		581	11	592
Net sales private equity holdings	0	0	0		0	895	895

Total operating income	1,364	152	86		5,308	831	6,139
Operating expenses	1,196	28	42		3,488	198	3,686
Goods & materials private equity holdings	0	0	0		0	622	622

Total operating expenses	1,196	28	42		3,488	820	4,308
Operating result	168	124	44		1,820	11	1,831
Provisioning	(78)	56	16		200	0	200

Operating profit before taxes	246	68	28		1,620	11	1,631
Taxes	74	6	(3)		412	11	423

Net operating profit	172	62	31		1,208	0	1,208

Efficiency ratio	87.7%				65.7%		70.2%

Staff (fte)	16,919	5,082	113		98,402
(in billions of euros)
Total assets	550.8	66.8	6.8		899.3
Risk-weighted assets	83.5	3.6	3.0		272.4

*	The effect of breaking out the net operating profit of EUR 20 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 4b
Breakdown income statement second quarter 2005
(in millions of euros)
	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	760	523	500	100	125	123	1
Net commissions	157	156	82	33	0	142	142
Trading income	13	21	0	3	0	11	4
Result from financial transactions	0	49	3	3	(7)	2	17
Result from equity participations	3	0	14	17	6	2	16
Other operating income	36	90	49	1	84	14	2

Total operating income	969	839	648	157	208	294	182
Total operating expenses	696	532	411	88	96	209	124

Operating result	273	307	237	69	112	85	58
Provisioning	64	2	87	18	4	(1)	0

Operating profit before taxes	209	305	150	51	108	86	58
Taxes	64	81	92	11	33	24	8

Net operating profit	145	224	58	40	75	62	50

Efficiency ratio	71.8%	63.4%	63.4%	56.1%	46.2%	71.1%	68.1%
Staff (fte)	20,078	16,859	26,658	5,020	2,075	4,003	1,678
(in billions of euros)
Total assets	90.1	88.4	18.6	6.8	40.8	16.4	1.2
Risk-weighted assets	59.9	64.8	12.6	5.6	24.4	7.3	1.0

	WCS	GF/GS	Private Equity		Group (excl. cons.eff.)	Private Equity * (cons.eff.)	Group (incl. cons.eff.)

Net interest income	194	(64)	(2)		2,260	(37)	2,223
Net commissions	404	1	9		1,126	0	1,126
Trading income	470	44	5		571	2	573
Result from financial transactions	186	144	71		468	2	470
Result equity participations	(4)	27	0		81	0	81
Other operating income	49	(4)	3		324	2	326
Net sales private equity holdings	0	0	0		0	637	637

Total operating income	1,299	148	86		4,830	606	5,436
Operating expenses	1,135	83	32		3,406	142	3,548
Goods & materials private equity holdings	0	0	0		0	462	462

Total operating expenses	1,135	83	32		3,406	604	4,010
Operating result	164	65	54		1,424	2	1,426
Provisioning	(74)	(37)	(1)		62	0	62

Operating profit before taxes	238	102	55		1,362	2	1,364
Taxes	42	25	(12)		368	2	370

Net operating profit	196	77	67		994	0	994

Efficiency ratio	87.4%				70.5%		73.8%
Staff (fte)	16,699	4,720	115		97,905
(in billions of euros)
Total assets	522.8	64.9	5.7		855.7
Risk-weighted assets	78.1	3.6	2.6		259.9

*	The effect of breaking out the net operating profit of EUR (4) million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 4c
Breakdown income statement third quarter 2004
(in millions of euros)
	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	629	549	409	61	110	105	2
Net commissions	156	158	84	44	5	120	132
Trading income	7	27	(24)	5	0	10	2
Result from financial transactions	1	(85)	0	1	(7)	(1)	2
Result from equity participations	6	1	2	11	1	1	2
Other operating income	17	87	36	21	61	14	0

Total operating income	816	737	507	143	170	249	140
Total operating expenses	609	483	341	85	68	200	104

Operating result	207	254	166	58	102	49	36
Provisioning	38	68	54	10	(3)	(1)	0

Operating profit before taxes	169	186	112	48	105	50	36
Taxes	56	36	67	10	35	16	11

Net operating profit	113	150	45	38	70	34	25
Discontinued operations (net)	0	0	0	224	0	0	0

Profit for the period	113	150	45	262	70	34	25

Efficiency ratio	74.6%	65.5%	67.3%	59.4%	40.0%	80.3%	74.3%

	WCS	GF/GS	Private Equity		Group (excl. cons.eff.)	Private Equity * (cons.eff.)	Group (incl. cons.eff.)

Net interest income	531	35	5		2,436	(24)	2,412
Net commissions	410	5	1		1,115	0	1,115
Trading income	247	(46)	1		229	0	229
Result from financial transactions	11	(40)	146		28	4	32
Result from equity participations	27	(16)	0		35	0	35
Other operating income	15	0	0		251	0	251
Net sales private equity holdings	0	0	0		0	660	660

Total operating income	1,241	(62)	153		4,094	640	4,734
Operating expenses	1,082	20	38		3,030	229	3,259
Goods & materials private equity holdings	0	0	0		0	410	410

Total operating expenses	1,082	20	38		3,030	639	3,669
Operating result	159	(82)	115		1,064	1	1,065
Provisioning	(36)	(3)	11		138	0	138

Operating profit before taxes	195	(79)	104		926	1	927
Taxes	62	(8)	4		289	1	290

Net operating profit	133	(71)	100		637	0	637
Discontinued operations (net)	0	51	0		275	0	275

Profit for the period	133	(20)	100		912	0	912

Efficiency ratio	87.2%				74.0%		77.5%

*	The effect of breaking out the net operating profit of EUR 6 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 5a
Breakdown income statement nine months 2005
(in millions of euros)
	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	2,086	1,671	1,489	259	374	361	5
Net commissions	498	471	237	140	8	423	432
Trading income	37	62	6	13	0	31	12
Result from financial transactions	0	75	26	5	2	5	52
Result from equity participations	10	2	30	48	10	1	20
Other operating income	118	292	346	29	240	84	4

Total operating income	2,749	2,573	2,134	494	634	905	525
Total operating expenses	2,016	1,570	1,187	268	271	668	360

Operating result	733	1,003	947	226	363	237	165
Provisioning	202	14	238	50	14	4	0

Operating profit before taxes	531	989	709	176	349	233	165
Taxes	161	298	232	38	116	51	31

Net operating profit	370	691	477	138	233	182	134

Efficiency ratio	73.3%	61.0%	55.6%	54.3%	42.7%	73.8%	68.6%

	WCS	GF/GS	Private Equity		Group (excl. cons.eff.)	Private Equity * (cons.eff.)	Group (incl. cons.eff.)

Net interest income	894	(155)	2		6,986	(138)	6,848
Net commissions	1,263	(27)	19		3,464	0	3,464
Trading income	1,198	54	1		1,414	1	1,415
Result from financial transactions	365	514	266		1,310	(28)	1,282
Result from equity participations	0	108	0		229	0	229
Other operating income	69	1	3		1,186	13	1,199
Net sales private equity holdings	0	0	0		0	2,452	2,452

Total operating income	3,789	495	291		14,589	2,300	16,889
Operating expenses	3,410	149	91		9,990	561	10,551
Goods & materials private equity holdings	0	0	0		0	1,715	1,715

Total operating expenses	3,410	149	91		9,990	2,276	12,266
Operating result	379	346	200		4,599	24	4,623
Provisioning	(209)	31	17		361	0	361

Operating profit before taxes	588	315	183		4,238	24	4,262
Taxes	150	59	(20)		1,116	24	1,140

Net operating profit	438	256	203		3,122	0	3,122

Efficiency ratio	90.0%				68.5%		72.6%

*	The effect of breaking out the net operating profit of EUR 28 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 5b
Breakdown income statement nine months 2004
(in millions of euros)
	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	1,866	1,678	1,144	177	305	313	5
Net commissions	461	465	228	127	13	404	388
Trading income	25	78	(27)	14	0	32	4
Result from financial transactions	1	(227)	1	2	(4)	2	7
Result from equity participations	24	1	3	33	1	3	2
Other operating income	61	311	102	60	173	40	14

Total operating income	2,438	2,306	1,451	413	488	794	420
Total operating expenses	1,868	1,532	963	246	193	594	315

Operating result	570	774	488	167	295	200	105
Provisioning	132	120	167	23	(5)	1	0

Operating profit before taxes	438	654	321	144	300	199	105
Taxes	143	183	106	28	85	57	29

Net operating profit	295	471	215	116	215	142	76
Discontinued operations (net)	0	0	0	239	0	0	0

Profit for the period	295	471	215	355	215	142	76

Efficiency ratio	76.6%	66.4%	66.4%	59.6%	39.5%	74.8%	75.0%

	WCS	GF/GS	Private Equity		Group (excl. cons.eff.)	Private Equity * (cons.eff.)	Group (incl. cons.eff.)

Net interest income	1,332	(72)	(20)		6,728	(73)	6,655
Net commissions	1,257	12	4		3,359	0	3,359
Trading income	917	(18)	3		1,028	(1)	1,027
Result from financial transactions	8	468	393		651	6	657
Result from equity participations	44	(6)	0		105	0	105
Other operating income	52	3	0		816	0	816
Net sales private equity holdings	0	0	0		0	2,150	2,150

Total operating income	3,610	387	380		12,687	2,082	14,769
Operating expenses	3,200	90	97		9,098	699	9,797
Goods & materials private equity holdings	0	0	0		0	1,378	1,378

Total operating expenses	3,200	90	97		9,098	2,077	11,175
Operating result	410	297	283		3,589	5	3,594
Provisioning	(3)	(1)	15		449	0	449

Operating profit before taxes	413	298	268		3,140	5	3,145
Taxes	103	96	21		851	5	856

Net operating profit	310	202	247		2,289	0	2,289
Discontinued operations (net)	1	142	0		382	0	382

Profit for the period	311	344	247		2,671	0	2,671

Efficiency ratio	88.6%				71.7%		75.7%

*	The effect of breaking out the net operating profit of EUR 20 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Application of IFRS by ABN AMRO	Appendix 6

Status of presented data

The 2004 financial statements were the last financial statements prepared in accordance with Dutch GAAP. Like all other EU listed companies, we adopted IFRS for external reporting purposes as of January 1, 2005. In order to provide shareholders with comparative data throughout 2005, we made a transition to IFRS on a dual reporting basis as from January 1, 2004. This transition incorporated the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases). Comparative data is unaudited and will remain so until we issue our full IFRS financial statements in March 2006. For this reason, amongst others, changes may be required to the presented comparatives.

In many respects the change to IFRS has been a gradual process for Dutch organizations, due to the direct inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 Financial Instruments, which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values, causes most of the differences discussed below (see Key Differences between Dutch GAAP and IFRS). A full set of our Dutch GAAP policies is available in our 2004 Annual Report.

ABN AMRO adopted endorsed IFRS standards issued at December 31, 2004 except for the following; the IASB has recently issued a new framework for electing financial liabilities (and assets) to fair value through profit and loss to address EU concerns. This framework is receiving positive comment from the financial community and we apply these revised rules to certain debt instruments. These revised rules have not yet been endorsed by the EU although endorsement is expected later this year. Such a change enables us to continue managing such instruments in a manner consistent with our existing risk management practices.

Consistent with what has established itself as industry practice ABN AMRO will consolidate multi-seller asset backed conduit programs, in which we act as sponsor, into which clients sell financial assets. Consolidating these vehicles impacts total assets by 23.7 billion at December 2004 and liabilities by an equal amount. The impact of the decision to consolidation these vehicles has no impact on net income, net equity or risk weighted assets.

Key differences between Dutch GAAP and IFRS

Dutch GAAP	IFRS

Consolidation

Dutch GAAP allows certain controlled investments not to be consolidated. One such exemption applies to Private Equity investments.	IFRS requires all controlled investments to be consolidated. This impacts a number of our Private Equity investments. To improve transparency we will present Private Equity separately, with its own Profit & Loss statements.

Goodwill and Other Acquired Intangibles

Goodwill, including other acquired intangibles arising from acquisitions of subsidiaries and participating interests, is charged against shareholders' equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and associates over the estimated market value of net assets at the acquisition date. Goodwill is capitalized and deemed to have an indefinite life and therefore not amortized; however, it is subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists, mortgage service rights and contractual rights are capitalized and amortized over their respective useful lives. Under IFRS this requirement is applied prospectively; therefore, there is no impact on shareholders’ equity at January 1, 2004.

Preference Shares and Trust Preferreds

Preferred securities issued by us are presented as equity and trust preferred securities as minority interest.	IFRS requires the reclassification from equity to debt of preferred securities and a reclassification of trust preferred securities from minority interest to liabilities because we, the issuer, do not have full discretion regarding payment of dividends. Consequently, the cost of servicing these securities will be reported as interest expense.

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve.	All bonds and similar debt securities included in the investment portfolio that are traded on an active market are typically classified as “available for sale.” If certain conditions are met, a ‘Held to Maturity’ designation is permitted. Held to Maturity investments continue to be valued at amortized cost. IFRS requires that investment securities classified as available for sale be stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives in an IFRS hedge relationship are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on disposal. Impairment losses are recorded in income.

Loan Provisioning

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund	The fund for general banking risks is considered to be a general allowance for loan losses. General loan loss reserves are not permitted

Dutch GAAP	IFRS

for general banking risks.	under IFRS. Therefore, the fund is transferred to Shareholders’ Equity at January 1, 2004.

Under Dutch GAAP, certain general provisions were maintained.	Under IFRS, it is required to make a provision for incurred but not identified loan losses. This provision is calculated on a portfolio basis based on expected recoveries.

Under Dutch GAAP, specific provisions against non-performing loans are determined by estimating expected recoveries on an undiscounted basis.	Under IFRS, specific loan provisions should be determined by reference to expected recoveries on a discounted basis.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	Under IFRS, all derivatives are recognized as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Any ineffectiveness is reflected directly in earnings.

Fair Valuation – Private Equity

Under Dutch GAAP, Private Equity investments are typically held at cost (less impairment where required).	Under IFRS, Private Equity investments that are not controlled are to be held at fair value with changes in fair value reported through income.

Other Fair Value Changes

Under Dutch GAAP, instruments issued or purchased with embedded features were accounted for as one position.	IFRS requires embedded features that are considered not to be closely related to the host instrument to be separated, classified as a derivative and recorded at fair value.

Under Dutch GAAP, the trading book is held at fair value.	Under IFRS, the trading book is also held at fair value, however, specific guidance is given on how to account for fair value upon initiation of a contract. The IFRS rules require any profit or loss apparent on ‘day one’ not determined by direct reference to a market price to be recognized in the period in which the value of such instruments become observable.

Under Dutch GAAP, market values are determined by reference to mid-prices.	IFRS requires the use of bid/offer valuation techniques.

Mortgage Servicing Rights

All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are amortized in proportion to, and over the period of, net estimated servicing income.

The IFRS policy for mortgage servicing rights is generally consistent with Dutch GAAP. However, the carrying amount of servicing rights under IFRS does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2004. Under IFRS,

Dutch GAAP	IFRS

The carrying amount or book basis of servicing rights includes the unamortized cost of servicing rights, deferred realized gains and losses on derivative hedges, valuation reserves and unamortized option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.

the components of the carrying amount of servicing rights include their unamortized cost and the basis adjustment arising from open fair value hedges of servicing rights.

The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Property and Development

Bank premises, including land, are stated at current value based on replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.

Leasing

Under Dutch GAAP, the majority of our Leasing business was accounted for as a financing arrangement.	Under IFRS, a major part of our leasing business was assessed to be an operating lease. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.

Pension Costs

We adopted SFAS 87 under Dutch GAAP as of January 1, 2002. SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. We adopted SFAS 87 as of January 1, 1994.	With respect to pensions, IFRS allows to charge all cumulative actuarial differences against Shareholders Equity at January 1, 2004.

Share-based Payments

Under Dutch GAAP, equity settled share options schemes are recorded based on the intrinsic values at grant date, which in all cases is zero.	Under IFRS, the fair value of equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.

Taxes

Deferred tax assets and liabilities are recorded on a discounted basis.	Under IFRS, both deferred tax assets and liabilities are established on a nominal basis.

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared with the previous period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is a financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable IFRS actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the quarter ended 31 March 2005 are multiplied by the average monthly exchange rates of the first quarter of 2004 to compare with the results of the first quarter of 2004 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2005 compared with 2004.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Three months ended September 30, 2005	Three months ended June 30, 2005	Three months ended March 31, 2005

		unaudited (in EUR millions except ratios)

Excluding Interest on Deposits(1)
Operating Profit before Taxes	4,262	3,576	1,631	1,364	1,267
Add: Fixed Charges	2,824	2,393	915	1,163	746

Earnings before Taxes and Fixed Charges	7,086	5,969	2,546	2,527	2,013

Fixed Charges	2,824	2,393	915	1,163	746

Ratio of Earnings to Fixed Charges	2.51	2.49	2.78	2.17	2.70

Including Interest on Deposits(1)
Fixed Charges as above	2,824	2,393	915	1,163	746
Add: Interest on deposits	11,129	7,753	4,135	3,682	3,312

Total Fixed Charges and Interest on deposits	13,953	10,146	5,050	4,845	4,058

Earnings before Taxes and Fixed Charges	7,086	5,969	2,546	2,527	2,013
Add: Interest on deposits	11,129	7,753	4,135	3,682	3,312

Earnings before Taxes and Fixed Charges and Interest
on deposits	18,215	13,722	6,681	6,209	5,325

Ratio of Earnings to Fixed Charges	1.31	1.35	1.32	1.28	1.31

(1) Deposits include Banks and Total customer accounts.